Exhibit 2.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

 As of the date of this Annual Report, ADS-TEC Energy PLC (the “Company”, “ADSE Holdco”, “we” or “us”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (a) ordinary shares, nominal value US$0.0001 per share (the “Ordinary Shares”), and (b) warrants to purchase Ordinary Shares (the “Warrants”).

The following descriptions do not purport to be complete and are subject to the Company’s memorandum and articles of association (the “M&A”) and the amended and restated warrant agreement relating to the Warrants (the “Warrant Agreement”), copies of which have been filed as exhibits to the Company’s Annual Report on Form 20-F of which this Exhibit 2.6 is a part, and are subject to provisions of applicable Irish law.

General

ADSE Holdco is a public limited company organized and existing under the laws of Ireland. ADSE Holdco was formed on July 26, 2021 as a public limited company under the name ADS-TEC ENERGY PLC. ADSE Holdco’s affairs are governed by ADSE Holdco’s M&A, the Irish Companies Act and the corporate law of Ireland. The authorized share capital of ADSE Holdco is (a) US$60,000 divided into (i) 500,000,000 Ordinary Shares, with a nominal value of $0.0001 per share, of which as of May 13, 2026, 427,917,702 Ordinary Shares remain authorized and unissued and are not reserved for warrants and (ii) 100,000,000 preferred shares, with a nominal value of $0.0001 per share, all of which remain authorized and unissued and (b) €25,000 divided into 25,000 deferred ordinary shares with a nominal value of €1.00 per share, which are held by ADSE Holdco as treasury shares.

Ordinary Shares

General. As of May 13, 2026, there were 72,082,298 Ordinary Shares issued and outstanding. In addition, ADSE Holdco holds €25,000 worth of deferred ordinary shares in ADSE Holdco as treasury shares.

Dividends. The holders of Ordinary Shares are entitled to such dividends as may be declared by ADSE Holdco’s board of directors. Dividends may be declared and paid out of the funds legally available therefore. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Irish Companies Act.

Voting Rights. Each Ordinary Share shall be entitled to one vote on all matters subject to the vote at general meetings of ADSE Holdco. Voting at any meeting of shareholders is by way of a poll, which shall be taken in such manner as the chairperson of the meeting directs.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than 75% of the votes cast attaching to the outstanding ordinary shares at a meeting. Where the shareholders wish to act by way of written resolution in lieu of holding a meeting, unanimous consent of the holders of the Ordinary Shares shall be required. A special resolution will be required for important matters such as a change of name, reducing the share capital or making changes to ADSE Holdco’s M&A.

Transfer of Ordinary Shares. Subject to the restrictions contained in the Business Combination Agreement with respect to ADSE Holdco securities issued to the ADSE GM Shareholders in the Share-for-Share Exchange, the provisions of the Lock-Up Agreement, and subject to any further restrictions contained in ADSE Holdco’s M&A, any ADSE Holdco shareholder may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by ADSE Holdco’s board of directors from time to time.

Liquidation. On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders thereof on a pro rata basis. If ADSE Holdco’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by ADSE Holdco’s shareholders proportionately.

General Meetings of Shareholders. ADSE Holdco shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year, and shall specify the meeting as such in the notices calling it; and not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of the next. Shareholders’ meetings may be convened by the board of directors, by the board of directors on the requisition of the shareholders or, if the board of directors fails to so convene a meeting, such extraordinary general meeting may be convened by the requisitioning shareholders where the requisitioning shareholders hold not less than 10% of the paid up share capital of ADSE Holdco. Any action required or permitted to be taken at any annual or extraordinary general meetings may be taken only upon the vote of the shareholders at an annual or extraordinary general meeting duly noticed and convened in accordance with ADSE Holdco’s M&A and the Irish Companies Act. Unanimous consent of the holders of the Ordinary Shares shall be required before the shareholders may act by way of written resolution without a meeting.

Warrants

General. As of May 13, 2026, there were an aggregate of 7,780,091 Warrants issued and outstanding. Certain “private warrants”, being warrants initially issued by EUSG to EUSG Sponsor and the Underwriters rather than those issued to the public, (i) are not redeemable by ADSE Holdco, (ii) may be exercised for cash or on a cashless basis at the holder’s option as long as such warrants are held by the initial holders or their affiliates or permitted transferees, and (iii) were subject to a lockup for a period of 30 days from the closing of the Transactions. This section only provides summary information related to the Warrants. The Company has additional warrants, not listed on Nasdaq, as described in greater detail in “Item 7.B - Related Party Transactions - Indebtedness”  of the Annual Report.

Exercisability. Each Warrant entitles the registered holder to purchase one Ordinary Share.

Exercise Price. $11.50 per share, subject to adjustment.

The exercise price and number of Ordinary Shares issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of Ordinary Shares at a price below the Warrant exercise price.

Exercise Period. The Warrants are exercisable at any time and from time to time until 5:00 p.m., New York City time on December 22, 2026, or earlier upon their redemption.

No Warrants will be exercisable for cash unless ADSE Holdco has an effective and current registration statement covering the offer and sale of the Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to such Ordinary Shares. Notwithstanding the foregoing, if a registration statement covering the offer and sale of Ordinary Shares issuable upon exercise of the Warrants is not effective within a specified period following the consummation of the Transactions, warrant holders may, until such time as there is an effective registration statement and during any period when ADSE Holdco shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the Ordinary Shares for the five trading days ending on the trading day prior to the date of exercise.

ADSE Holdco has agreed to use its best efforts to file and have an effective registration statement covering the offer and sale of the Ordinary Shares issuable upon exercise of the Warrants, to maintain a current prospectus relating to those Ordinary Shares until the earlier of the date the Warrants expire or are redeemed and the date on which all of the Warrants have been exercised, and to qualify the resale of such shares under U.S. state blue sky laws, to the extent an exemption is not available. However, there is no assurance that ADSE Holdco will be able to do so and, if ADSE Holdco does not maintain a current prospectus relating to the offer and sale of the Ordinary Shares issuable upon exercise of the Warrants, holders will be unable to exercise their Warrants for cash and ADSE Holdco will not be required to net cash settle or cash settle the Warrant exercise.

Redemption of Warrants. ADSE Holdco may call the Warrants for redemption (excluding certain Warrants initially issued to EUSG’s initial shareholders, so long as such Warrants are held by the EUSG initial shareholders or their respective affiliates and certain permitted transferees), in whole and not in part, at a price of $0.01 per Warrant:

●	at any time after the Warrants become exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Warrant holder,

●	if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the ADSE Holdco Warrants become exercisable and ending three business days prior to the date the notice of redemption was sent to ADSE Holdco Warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to offer and sale of the Ordinary Shares underlying such Warrants

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

The redemption criteria for the Warrants have been established at a price which is intended to provide Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of the redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants.

If ADSE Holdco calls the Warrants for redemption as described above, ADSE Holdco’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Ordinary Shares for the five trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

Registered Form. The Warrants will be held in registered form pursuant to the Amended and Restated Warrant Agreement among ADSE Holdco, EUSG, and Continental Stock Transfer & Trust Company, as warrant agent. The Amended and Restated Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct or supplement any defective provision, but requires the approval, by written consent or vote, of the holders of at least a majority of the then outstanding Warrants in order to make any change that adversely affects the interests of the registered holders.

Manner of Exercise. The Warrants may be exercised upon surrender of the holder’s Warrant certificate on or prior to the expiration date at the offices or agency of the warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to ADSE Holdco or by wire transfer, for the number of Warrants being exercised.

Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing Warrant holders would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the Ordinary Shares outstanding.

No Rights as a Shareholder. The Warrant holders have neither the rights nor the privileges of holders of Ordinary Shares, nor do they have any voting rights until they exercise their Warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one vote for each Ordinary Share held of record on all matters to be voted on by holders of Ordinary Shares.

No Fractional Shares. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, ADSE Holdco will, upon exercise, round up to the nearest whole number the number of Ordinary Shares to be issued to the warrant holder.

Transfer Agent and Registrar

ADSE Holdco’s transfer agent and warrant agent is Continental Stock Transfer & Trust Company. ADSE Holdco’s registrar is Link Group.

Listing

The Ordinary Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “ADSE” and “ADSEW”, respectively.